UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F/A

(Amendment No. 1)

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35644

BELLATRIX EXPLORATION LTD.

(Exact name of registrant as specified in its charter)

1920, 800 5th Avenue SW, Calgary, Alberta, T2P 3T6

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

EXPLANATORY NOTE

This Amendment No. 1 on Form 15F/A (the “Amendment”) amends the Form 15F (the “Original Form 15F”) filed by Bellatrix Exploration Ltd. (the “Company”) on May 8, 2019. The sole purpose of this Amendment is to provide Exhibit 99, referenced below in Item 10, as it was omitted from the Original Form 15F. Except as set forth above, no changes have been made to the Original Form 15F.

PART I

Item 1. Exchange Act Reporting History

A.	Bellatrix Exploration Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), on or about September 7, 2012, upon the filing of a registration statement on Form 40-F.

B.	The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F, and the Company has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

On June 22, 2018, the Company filed a registration statement on Form F-10 (File No. 333-225841), as amended on July 2, 2018 (the “Previous Registration Statement”), registering the sale by the Company from time to time of up to an aggregate of Cdn$500,000,000 of common shares, preferred shares, subscription receipts, warrants and units. The Company filed a post-effective amendment (the “Post-Effective Amendment”) on March 20, 2019 to deregister all of the securities formerly issuable and registered under the Previous Registration Statement and not otherwise sold by Bellatrix as of the date of the Post-Effective Amendment. The Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933 in the last 12 months, and the Company did not sell any securities in the United States under the Prior Registration Statement.

Item 3. Foreign Listing and Primary Trading Market

A.	The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”), located in Canada, which constitutes the primary trading market for the Common Shares.

B.	The date of initial listing on the TSX of the Common Shares was November 2, 2009. The Company has maintained the listing of the Common Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on May 7, 2018 and ended May 6, 2019, 87.4% of trading in the Common Shares occurred on the TSX and other Canadian trading markets.

Item 4. Comparative Trading Volume Data

Not applicable

Item 5. Alternative Record Holder Information

As of May 2, 2019, the Company’s Common Shares were held on a worldwide basis by a total of 180 record holders.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	Pursuant to Rule 12h-6(h), on May 8, 2019 the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and the Company’s corresponding reporting obligations under Section 13(a) of the Exchange Act.

B.	The Company disseminated the notice in the United States by means of a news release (the “News Release”) disseminated via Globe Newswire news distribution service. A copy of the News Release is attached as Exhibit 99 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) in English on the “Investors” page of its website at www.bxe.com, and through the System for Electronic Document Analysis and Retrieval (SEDAR) at its website at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 99 – News release dated May 8, 2019.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Bellatrix Exploration Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Bellatrix Exploration Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: May 9, 2019

By: /s/ Charles R. Kraus
Name:	Charles R. Kraus
Title:	Executive Vice President, General Counsel & Corporate Secretary